Interim Consolidated Financial Statements
Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30	September 30*	September 30	September 30*
(unaudited, in millions of Canadian dollars, except for per share amounts)	2005	2004	2005	2004

Revenue
Premium income:
Annuities	$1,198	$1,176	$3,769	$3,691
Life insurance	1,379	1,474	4,232	4,347
Health insurance	739	611	1,994	1,800

	3,316	3,261	9,995	9,838
Net investment income	1,484	1,430	4,510	4,422
Fee income	730	699	2,170	2,219

	5,530	5,390	16,675	16,479

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,612	1,400	4,540	4,551
Annuity payments	362	370	1,118	1,128
Death and disability benefits	617	607	1,840	1,933
Health benefits	476	426	1,380	1,323
Policyholder dividends and interest on claims and deposits	282	240	819	806

	3,349	3,043	9,697	9,741
Net transfers to segregated funds	189	84	499	447
Increase in actuarial liabilities (Note 7)	159	571	901	931
Commissions	428	478	1,285	1,453
Operating expenses	667	663	2,106	2,085
Premium taxes	50	44	139	135
Interest expense	65	68	200	202

	4,907	4,951	14,827	14,994

Income before Income Taxes and Non-controlling Interests	623	439	1,848	1,485
Income taxes expense (benefit)	179	(7)	444	214
Non-controlling interests in net income of subsidiaries	5	7	18	20

Total Net Income	439	439	1,386	1,251
Less: Participating policyholders’ net income	1	—	6	9
Preferred shareholder dividends	8	—	15	—

Common Shareholders’ Net Income	$430	$439	$1,365	$1,242

Average exchange rates:
U.S. Dollars	1.21	1.31	1.23	1.33
U.K. Pounds	2.16	2.38	2.26	2.42

* As restated for adoption of Consolidation of Variable Interest Entities, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (AcG 15) (Note 2)

Earnings per share (Note 5)
Basic	$0.74	$0.73	$2.32	$2.07
Diluted	$0.73	$0.73	$2.30	$2.06

Weighted average shares outstanding in millions (Note 5)
Basic	584	599	588	600
Diluted	588	601	591	603
The attached notes form part of these interim consolidated financial statements.
10       Sun Life Financial Inc. | Third Quarter 2005

Interim Consolidated Financial Statements
Consolidated Balance Sheets

	As at
	September 30	December 31*	September 30*
(unaudited, in millions of Canadian dollars)	2005	2004	2004

Assets
Bonds	$63,690	$64,496	$66,151
Mortgages	14,035	13,862	13,968
Stocks	3,404	3,463	3,640
Real estate	3,216	3,148	3,157
Cash, cash equivalents and short-term securities	6,282	5,958	5,931
Policy loans and other invested assets	5,643	5,984	6,035

Invested assets	96,270	96,911	98,882
Goodwill	5,459	5,471	5,575
Intangible assets	758	751	758
Other assets	5,427	4,670	5,876

Total general fund assets	$107,914	$107,803	$111,091

Segregated funds net assets	$59,160	$56,564	$55,054

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 7)	$76,150	$76,056	$77,835
Amounts on deposit	3,126	3,144	3,147
Deferred net realized gains	3,658	3,466	3,348
Other liabilities	8,193	9,072	10,194

Total general fund liabilities	91,127	91,738	94,524
Subordinated debt	1,455	1,462	1,729
Non-controlling interests in subsidiaries	31	188	184
Total equity	15,301	14,415	14,654

Total general fund liabilities and equity	$107,914	$107,803	$111,091

Segregated funds contract liabilities	$59,160	$56,564	$55,054

Exchange rate at balance sheet date:
U.S. Dollars	1.16	1.20	1.28
U.K. Pounds	2.05	2.32	2.30
*  As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Third Quarter 2005 | www.sunlife.com       11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

For the nine months ended
	Participating		September 30	September 30*
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2005	2004

Preferred Shares
Balance, beginning of period	$—	$—	$—	$—
Preferred shares issued (Note 9)	—	725	725	—
Issuance costs, net of taxes (Note 9)	—	(12)	(12)	—

Balance, end of period	—	713	713	—

Common Shares
Balance, beginning of period	—	7,238	7,238	7,289
Stock options exercised	—	73	73	54
Common shares purchased for cancellation (Note 4)	—	(142)	(142)	(62)

Balance, end of period	—	7,169	7,169	7,281

Contributed Surplus
Balance, beginning of period	—	70	70	76
Stock based compensation	—	22	22	11
Stock options exercised	—	(15)	(15)	(13)

Balance, end of period	—	77	77	74

Retained Earnings
Balance, beginning of period, as previously reported	85	8,116	8,201	7,284
Adjustment for change in accounting policy (Note 2)	—	3	3	4

Balance, beginning of period, as restated	85	8,119	8,204	7,288
Net income	6	1,380	1,386	1,251
Dividends on common shares	—	(432)	(432)	(384)
Dividends on preferred shares	—	(15)	(15)	—
Common shares purchased for cancellation (Note 4)	—	(322)	(322)	(123)

Balance, end of period	91	8,730	8,821	8,032

Currency Translation Account
Balance, beginning of period	(8)	(1,089)	(1,097)	(673)
Adjustment for foreign exchange gain (Notes 3 and 11)	—	(17)	(17)	—
Changes for the period	(1)	(364)	(365)	(60)

Balance, end of period	(9)	(1,470)	(1,479)	(733)

Total equity	$82	$15,219	$15,301	$14,654

*  As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
12       Sun Life Financial Inc. | Third Quarter 2005

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

For the three months ended			For the nine months ended
	September 30	September 30*	September 30	September 30*
(unaudited, in millions of Canadian dollars)	2005	2004	2005	2004

Cash Flows Provided by (Used in) Operating Activities
Total net income	$439	$439	$1,386	$1,251
New mutual fund business acquisition costs capitalized	(17)	(23)	(69)	(74)
Redemption fees of mutual funds	7	16	31	51
Items not affecting cash	(411)	240	570	945

Net cash provided by operating activities	18	672	1,918	2,173

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	(23)	29	(58)	23
Issuance of preferred shares (Note 9)	325	—	725	—
Payments to underwriters (Note 9)	(10)	—	(19)	—
Issuance of common shares on exercise of stock options	22	6	58	41
Common shares purchased for cancellation (Note 4)	(85)	(128)	(464)	(185)
Dividends paid on common shares	(149)	(132)	(432)	(384)
Dividends paid on preferred shares	(8)	—	(15)	—

Net cash provided by (used in) financing activities	72	(225)	(205)	(505)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,128	7,880	23,959	29,552
Purchases of bonds, mortgages, stocks and real estate	(7,077)	(8,725)	(25,085)	(30,212)
Policy loans	(15)	(6)	(49)	(7)
Short-term securities	(845)	19	(496)	(977)
Other investments	(18)	24	2	3
Disposal (Note 3)	130	—	130	—
Redemption of preferred shares of subsidiary (Note 9)	—	—	(150)	—

Net cash used in investing activities	(697)	(808)	(1,689)	(1,641)

Changes due to fluctuations in exchange rates	(163)	(83)	(199)	(18)

Increase (decrease) in cash and cash equivalents	(770)	(444)	(175)	9
Cash and cash equivalents, beginning of period	4,343	3,628	3,748	3,175

Cash and cash equivalents, end of period	3,573	3,184	3,573	3,184
Short-term securities, end of period	2,709	2,747	2,709	2,747

Cash, cash equivalents and short-term securities, end of period	$6,282	$5,931	$6,282	$5,931

Supplementary Information
Cash and cash equivalents:
Cash			$846	$258
Cash equivalents			2,727	2,926

			$3,573	$3,184

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$5	$1	$139	$136

Income taxes, net of refunds	$68	$75	$244	$191

*    As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
Third Quarter 2005 | www.sunlife.com       13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

For the three months ended			For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2005	2004	2005	2004

Additions to Segregated Funds
Deposits:
Annuities	$1,417	$1,191	$5,264	$4,567
Life insurance	66	777	186	1,086

	1,483	1,968	5,450	5,653
Net transfers from general funds	189	84	499	447
Net realized and unrealized gains (losses)	2,307	(314)	3,466	940
Other investment income	267	246	942	921

	4,246	1,984	10,357	7,961

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,733	2,583	5,420	6,220
Management fees	164	155	498	466
Taxes and other expenses	54	29	124	89
Effect of changes in currency exchange rates	2,024	1,761	1,719	218

	3,975	4,528	7,761	6,993

Net additions (reductions) to segregated funds for the period	271	(2,544)	2,596	968
Segregated funds net assets, beginning of period	58,889	57,598	56,564	54,086

Segregated funds net assets, end of period	$59,160	$55,054	$59,160	$55,054

Consolidated Statements of Segregated Funds Net Assets

	As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2005	2004	2004

Assets
Segregated and mutual fund units	$45,868	$43,589	$42,154
Stocks	7,411	7,082	6,792
Bonds	5,550	5,600	5,625
Cash, cash equivalents and short-term securities	1,168	961	1,396
Real estate	152	159	153
Mortgages	49	61	67
Other assets	970	716	1,764

	61,168	58,168	57,951

Liabilities	2,008	1,604	2,897

Net assets attributable to segregated funds policyholders	$59,160	$56,564	$55,054

The attached notes form part of these interim consolidated financial statements.
14       Sun Life Financial Inc. | Third Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2004 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in Accounting Policies
Consolidation of Variable Interest Entities: The Company adopted Consolidation of Variable Interest Entities, CICA Handbook Accounting Guideline 15 (AcG 15), on January 1, 2005. This change in accounting policy was applied retroactively and prior period financial statements have been restated accordingly. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest or where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under this Guideline, the Company is required to consolidate those VIEs where the Company is exposed to a majority of expected losses, benefits from a majority of expected residual returns, or both.
The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.
Sun Life ExchangEable Capital Securities (SLEECS):
Sun Life Capital Trust (the Trust) issued SLEECS of $1,150 to third-party investors. Sun Life Assurance issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries, recorded the $1,200 debenture payable in other liabilities, increased opening retained earnings by $4 and increased other assets by $54 on the interim consolidated balance sheets as at January 1, 2004. The deconsolidation of the Trust resulted in a reduction in net income of $2 for the nine months ended September 30, 2005 ($1 for the three months ended September 30, 2005) and $1 for the nine months ended September 30, 2004 (nil for the three months ended September 30, 2004). The debenture will continue to qualify as capital for Canadian regulatory purposes up to the amount of the SLEECS issued of $1,150.
Cumulative Capital Securities (Securities):
On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I (Capital Trust), a Delaware statutory business trust, issued US$600 of 8.53% Securities. The Company issued US$600 of partnership capital securities to the Capital Trust. The Capital Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated US$600 ($774) of Securities, included in subordinated debt, and recorded the US$600 ($774) of partnership capital securities in other liabilities as at January 1, 2004. The deconsolidation of the Capital Trust did not have an impact on net income for the three and nine months ended September 30, 2005 and September 30, 2004. The amount included in other liabilities will continue to qualify as capital for Canadian regulatory purposes.
Other Variable Interest Entities:
The Company has a greater than 20% involvement in 25 VIEs. The Company is a creditor in 11 trusts, 10 limited partnerships, two limited liability companies and two special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $194, which is the carrying amount of these assets.
Financial Instruments – Disclosure and Presentation: The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt.
This change in accounting policy did not have a material impact on these interim consolidated financial statements.
Third Quarter 2005 | www.sunlife.com       15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
3. Acquisition and Disposal
On July 5, 2005, the Company entered into an agreement to purchase CMG Asia Limited and CommServe Financial Limited, which together form the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for $560. The transaction closed on October 18, 2005, after receiving all applicable regulatory approvals.
On August 26, 2005, the Company, sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum S.A. to Empresas Penta S.A., accounted for by the equity method, for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in the third quarter. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in the currency translation account.
4. Normal Course Issuer Bid and Cancellation of Common Shares
On January 6, 2005, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (the Exchange) up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2005 to January 11, 2006. Purchases will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. In 2004, the Company announced a similar normal course issuer bid that covered the period from January 12, 2004 to January 11, 2005. In the first three quarters of 2005, the Company purchased under these plans approximately 12 million of its common shares at an average price of $40.37 per share for a total amount of $464. Approximately 2 million of the common share purchases occurred during the current quarter at an average price of $43.91 per share for a total amount of $85. An additional $7 were subscribed for, but not settled, at September 30, 2005.
5. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

For the three months ended			For the nine months ended
	September 30	September 30*	September 30	September 30*
	2005	2004	2005	2004

Common shareholders’ net income	$430	$439	$1,365	$1,242
Less: Effect of stock options of subsidiaries(1)	1	1	4	1

Common shareholders’ net income on a diluted basis	$429	$438	$1,361	$1,241

Weighted average number of shares outstanding for basic earnings per share (in millions)	584	599	588	600
Add: Adjustments relating to the dilutive impact of stock options(1)	4	2	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	588	601	591	603

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
*	As restated for adoption of AcG 15 (Note 2)
6. Segmented Information
Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the reinsurance business unit previously included in the SLF Canada segment, and the United Kingdom business, are now reported as part of the Corporate segment (formerly Corporate Capital). The change reflects the ongoing evolution of the business of the Company and does not impact the consolidated results. The prior period results and assets by segment presented in this note reflect this realignment.
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. Revenues not attributed to the business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, the United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
16       Sun Life Financial Inc. | Third Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and nine months ended September 30, 2005, consists of interest of $67 and $180 ($83 and $259, respectively, in 2004) and fee income of $10 and $33 respectively ($11 and $34 in 2004).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results by segment for the three months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,120	$2,443	$412	$178	$454	$(77)	$5,530
Total net income	$229	$133	$46	$10	$21	$—	$439

Results by segment for the three months ended September 30, 2004*
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$1,960	$2,399	$414	$189	$534	$(106)	$5,390
Total net income	$221	$92	$42	$10	$74	$—	$439

Results and assets by segment for the nine months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,370	$7,167	$1,232	$597	$1,522	$(213)	$16,675
Total net income	$715	$346	$134	$35	$156	$—	$1,386

Assets General fund assets	$51,108	$40,343	$819	$2,490	$15,072	$(1,918)	$107,914
Segregated funds net assets	$27,740	$24,412	$—	$62	$6,946	$—	$59,160

Results and assets by segment for the nine months ended September 30, 2004*
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,133	$7,201	$1,298	$529	$1,660	$(342)	$16,479
Total net income	$679	$299	$70	$27	$176	$—	$1,251

Assets
General fund assets	$50,792	$41,580	$861	$2,273	$16,434	$(849)	$111,091
Segregated funds net assets	$22,909	$25,220	$—	$24	$6,901	$—	$55,054
* As restated for adoption of AcG 15 (Note 2)
7. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the nine months ended September 30, 2005, and September 30, 2004, are as follows:

	2005	2004

Actuarial liabilities, January 1	$74,258	$75,324
Change in liabilities on in-force business and arising from new policies	903	931
Significant changes in assumptions and methodology(1):
Gross increases	167	—
Gross decreases	(169)	—

Increase in actuarial liabilities	901	931

Actuarial liabilities before the following:	75,159	76,255
Change due to termination of reinsurance agreement(2)	1,223	—
Other	50	(73)
Effect of changes in currency exchange rates	(2,029)	(314)

Actuarial liabilities, September 30	74,403	75,868
Add: other policy liabilities	1,747	1,967

Actuarial liabilities and other policy liabilities, September 30	$76,150	$77,835

(1)	The increase in reserves arises from lapse and morbidity assumption changes in the Reinsurance Business Unit. The decreases arise mainly from mortality assumption changes in the same business.
(2)	Reserve increase due to the termination of a reinsurance treaty on Canada Group business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.
Third Quarter 2005 | www.sunlife.com       17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
8. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004

Pension benefit cost	$3	$2	$10	$7
Other post-retirement benefit cost	$6	$5	$18	$18
9. Significant Capital Transactions
On July 15, 2005, Sun Life Financial Inc. issued $325 of Class A Non-Cumulative Preferred Shares, Series 2 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, Sun Life Financial Inc. issued $400 of Class A Non-Cumulative Preferred Shares, Series 1 at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, Sun Life Financial Inc. may redeem these shares, in whole or in part at a declining premium. Related underwriting commissions of $12 (net taxes of $7) were deducted from preferred shares in the interim consolidated statements of equity.
On June 30, 2005, Sun Life Assurance redeemed its Non-Cumulative Redeemable Class E Preferred Shares, Series 1. These preferred shares were included in non-controlling interests in subsidiaries in the interim consolidated balance sheets and were redeemed at $25 per share for a total amount of $150, excluding declared dividends also paid upon redemption.
10. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
Sun Life Financial Inc. and its U.S. subsidiaries are co-operating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds, directed brokerage, revenue sharing, and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers, and recordkeeping requirements. Certain of those subsidiaries are engaged in discussions with U.S. regulators that may lead to settled administrative actions and a provision for such matters has been recorded in the Corporate segment. While it is not possible to predict the resolution of these matters, it is expected that the ultimate resolution of these matters will not be material to the consolidated financial condition of the Company.
Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as ERISA actions by participants in certain retirement plan accounts on behalf of those accounts, or as derivative actions on behalf of MFS funds.
The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes. (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-CV-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-MD-01620 (derivative) and Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. Two lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (a consolidated action); and Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’ internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities
18       Sun Life Financial Inc. | Third Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. In February, March and April 2005 the defendants filed separate motions to dismiss all claims of the various lawsuits. A hearing on the market timing motions to dismiss was held on June 16, 2005, but rulings have not yet been made in the MFS-related cases. A hearing on the motions to dismiss the brokerage allocation and excessive fee cases is scheduled for October 26, 2005.
On March 21, 2005, a purported class action was filed in Massachusetts state court on behalf of Brian Reaves and other Class B shareholders in certain MFS Series Trusts and funds. (Reaves, et al. v. MFS Series Trust I, et al, Mass, Super.Ct, C.A. No. 05-1094). Plaintiffs alleged that the named MFS Series Trusts and Funds breached their contract with plaintiffs by (i) engaging in alleged misconduct, including market timing, (ii) failing to act in the best interests of the Class B shareholders and (iii) by engaging in unfair and deceptive trade practices in the performance of contractual duties. Plaintiffs generally seek damages and equitable relief, including the rescission of fees already paid when plaintiffs sold class B shares and injunctive relief preventing the named MFS Series Trusts and Funds from charging fees on the plaintiffs future sale of Class B shares and attorney’s fees and costs. The Reaves suit is subject to a conditional transfer order dated May 6, 2005, that would consolidate and transfer the case to the multi-district litigation in the District of Maryland (in re Mutual Funds Investment Litigation, see above). The plaintiff’s motion to vacate the conditional transfer was denied by the multi-district panel.
These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows. Additional lawsuits based upon similar allegations may be filed in the future.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s Management’s Discussion and Analysis and Renewal Annual Information Form for the year ended December 31, 2004, and in its interim Management’s Discussion and Analysis.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At September 30, 2005, the combined provision was $59 ($96 in 2004).
11. Foreign Exchange Gain
During the first two quarters of 2005, the Company reduced its net investment in its United Kingdom self-sustaining foreign operation. The reduction was a result of a capital restructuring whereby the foreign operation repaid capital of 250 U.K. Pounds in the first quarter and 100 U.K. Pounds in the second quarter. A foreign exchange gain of $69, equivalent to the proportional amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income for the nine months ended September 30, 2005 (nil for the three months ended September 30, 2005).
12. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2005.
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